UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment 1)
Under the Securities Exchange Act of 1934




(Name of Issuer)		AXSOME THERAPEUTICS INC

(Title of Class of Securities)	Common Stock

(CUSIP Number)			05464T104
(Date of Event Which Requires Filing of this Statement)	December 31, 2017

Check the appropriate box to designate the rule pursuant to which this
Schedule
is filed:
      [   ]Rule 13d-1(b)
      [ X  ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

      CUSIP No. 		05464T104

          1.Names of Reporting Persons.

	     Laurence W.Lytton

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a)..........................................................................

(b)..........................................................................

      3.SEC Use Only

      4.Citizenship or Place of Organization

      		USA

      5.Sole Voting Power 	    966,190

      6.Shared Voting Power 	     16,500

      7.Sole Dispositive Power	     966,190
      8.Shared Dispositive Power      16,500


      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person			  982,690


      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).................................


      11.Percent of Class Represented by Amount in Row (9)
      				4.2% (1)

        Based on 23,671,301 shares outstanding as of November 3, 2017 as reported in the September 30, 2017 10-Q.


      12.Type of Reporting Person (See Instructions)

			IN

            Item 1.

      (a)Name of Issuer		AXSOME THERAPEUTICS INC

      (b)Address of Issuer's Principal Executive Offices

			25 Broadway, 9th Fl
			New York, New York




	      Item 2.

      (a)Name of Person Filing	Laurence W. Lytton

      (b)Address of Principal Business Office or, if none, Residence

		467 CPW
		N.Y., NY  10025

      (c)Citizenship			USA

      (d)Title of Class of Securities	Common

      (e)CUSIP Number			05464T104

      Item 3. 	not applicable


      Item 4.Ownership.

      (a)Amount beneficially owned:      982,690 consisting of
 	861,790 shares held by the reporting person, 71,000 held in the AWL Family LLC, 18,045 held in the IKL Trust, 4,495 held in the KLL Family Trust, 4,960 held in the L-K Foundation, and 22,400 shares held in other related accounts.

      (b)Percent of class: 		4.2%

      (c)Number of shares as to which the person has:

      (i)Sole power to vote or to direct the vote 	966,190.

      (ii)Shared power to vote or to direct the vote      16,500.

      (iii)Sole power to dispose or to direct the disposition of  966,190.

      (iv)Shared power to dispose or to direct the disposition of  16,500.


      Item 5.Ownership of Five Percent or Less of a Class:
      	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).


      Item 6.Ownership of More than Five Percent on Behalf of Another Person.

			Not applicable

      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

			Not applicable

      Item 8.Identification and Classification of Members of the Group

			Not applicable

      Item 9.Notice of Dissolution of Group

			Not applicable

      Item 10.Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ___2/14/18____________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title